RESOURCE CREDIT INCOME FUND

712 FIFTH AVENUE

12TH FLOOR

NEW YORK, NY 10019

(212) 506-3899

April 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mark A. Cowan

Re:                             Resource Credit Income Fund

Registration Statement on Form N-2

File Numbers 333-200981 and 811-23016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resource Credit Income Fund, a Delaware statutory trust (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-200981 and 811-23016) (the “Registration Statement”) so that such Registration Statement may be declared effective on April 17, 2015 at 10:00 a.m., or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Kenneth E. Young of Dechert LLP at (215) 994-2988, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RESOURCE CREDIT INCOME FUND

By:	/s/ Justin Milberg
Name:	Justin Milberg
Title:	President